

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Rick Burnett
Chief Executive Officer
Laneaxis, Inc.
520 Newport Center Drive, Suite 670
Newport Beach, CA 92660

> **Re: Laneaxis, Inc.**
> **Amendment to Offering Statement on Form 1-A**
> **Filed May 27, 2022**
> **File No. 024-11871**

Dear Mr. Burnett:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Overview, page 1

1.   The assertion here that "LaneAxis has created the first 'brokerless' shipper-to-carrier direct freight network powered by blockchain" appears to conflict with your disclosure elsewhere in the offering circular, including on page 6 where you state that the network is currently in the early operational stages. Revise your disclosure to reflect the specific stage of development of your network and clearly discuss its current use and functionality.

<u>Blockchain Technology meets LaneAxis and Vice Versa, page 3</u>

2.   We note your response to prior comment 2 and your disclosure that "[t]here is no crypto asset associated with the LaneAxis Blockchain." We also note that you are currently working on and hope to introduce in the future a blockchain-based solution via the minting of carrier insurance documents as non-fungible tokens ("NFTs"). Please provide a more detailed discussion regarding the company's role in the minting and use of the NFTs. For example, if true, clearly disclose that you do not intend to mint NFTs and will only gather the information from NFTs that have been previously minted on a third-party platform. Also clarify, if true, that the insurance companies that would mint the NFTs will be responsible for paying the applicable gas fees.

3.   We note your response to comment 6. While we do not have any further comments at this time regarding your response, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

<u>Description of Business, page 31</u>

4.   We note your response to prior comment 9. Please disclose the process you intend to use for vetting and verifying insurance companies for the purpose of restricting NFT creation.

You may contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jonathan Shechter